# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Innovative Eyewear Inc, CIK 0001808377
CUSIP: 45791D109
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 11900 BISCAYNE BLVD, STE 630, MIAMI, Florida (FL), 33181
Date of event which requires filing of this statement: 12/30/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 1376474-24-000516
Filed by CIK 0002020621
Persons authorized to receive notices and communications: Vladimir Galkin, 10900 NW 97th Street, #102, Miami, Florida (FL), 33178, (310) 880-6330

## Reporting persons
- Galkin Vladimir (CIK 0002020621): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 647,505; sole dispositive power 0; shared dispositive power 647,505; aggregate amount beneficially owned 647,505 (12.1% of the class)
  Comment: (1) The shares of Common Stock are held jointly by Vladimir Galkin and Angelica Galkin, husband and wife. Vladimir Galkin and Angelica Galkin have shared voting power and dispositive power over 647,505 shares of Common Stock.
  (2) Based on 5,350,183 shares of the Issuer's common stock issued and outstanding as of November 6, 2025, based on information reported by the Issuer in the Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, and filed with the Securities and Exchange Commission (the SEC) on November 13, 2025.
- Galkin Angelica (CIK 0002038764): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 647,505; sole dispositive power 0; shared dispositive power 647,505; aggregate amount beneficially owned 647,505 (12.1% of the class)
  Comment: (1) The shares of Common Stock are held jointly by Vladimir Galkin and Angelica Galkin, husband and wife. Vladimir Galkin and Angelica Galkin have shared voting power and dispositive power over 647,505 shares of Common Stock.
  (2) Based on 5,350,183 shares of the Issuer's common stock issued and outstanding as of November 6, 2025, based on information reported by the Issuer in the Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, and filed with the Securities and Exchange Commission (the SEC) on November 13, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001 per share
Name of issuer: Innovative Eyewear Inc
Address of issuer's principal executive offices: 11900 BISCAYNE BLVD, STE 630, MIAMI, Florida (FL), 33181
Comment: This Amendment No. 9 amends the Schedule 13D filed on September 23, 2024 (the "Original Schedule 13D" and, as amended by Amendment No. 1 to Schedule 13D filed on September 23, 2024, and as amended by Amendment No.2 to Schedule 13D filed on September 23, 2024 , and as amended by Amendment No. 3 filed on September 23, 2024, and as amended by Amendment No. 4 filed on September 24, 2024, and as amended by Amendment No. 5 filed on September 25, 2024, and as amended by Amendment No. 6 filed on October 4, 2024, and as amended by Amendment No. 7 filed on December 12, 2025, and as amended by Amendment No. 8 filed on December 29, 2025, as amended the "Schedule 13D"). This statement of beneficial ownership on Schedule 13D is jointly filed by each of Vladimir Galkin and Angelica Galkin, husband and wife (collectively, the "Reporting Persons" and individually, a "Reporting Person"), with respect to the shares of the common stock, par value $0.00001 per share (the " Common Stock"), of Innovative Eyewear, Inc., a Florida corporation (the " Issuer"). According to the Issuer, the address of its principal executive office is 1900 Biscayne Blvd., Suite 630, North Miami, Florida 33181. Unless specifically amended hereby, the disclosures set forth in the Original Schedule 13D remain unchanged. Capitalized terms used but not otherwise defined herein have the meanings given to them in the Original Schedule 13D filed on September 23, 2024.

## Item 4. Purpose of Transaction
Purpose of transaction:
Effective January 2, 2026, the Reporting Persons sold approximately 2.8% of the Issuer's outstanding Common Stock through open market transactions, since their filing of Amendment No. 8 to this Schedule 13D filed on December 29, 2025. The Reporting Persons no longer believe that the Issuer represents an attractive investment based on the Issuer's business prospects and strategy, and intend to divest of their remaining shares of Common Stock in open market transactions over the next six (6) months. The Reporting Persons do not expect to have further communications with the board of directors of the Issuer, members of management and/or other shareholders with respect to operational, strategic, financial or governance matters. This represents a change in purpose from the initial investment. Notwithstanding the foregoing, the Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.
Other than as set forth above, the Reporting Persons do not have any plans or proposals as of the date of this filing which relate to or would result in any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, each of Vladimir Galkin and Angelica Galkin may be deemed to beneficially own 647,505 shares of Common Stock, representing approximately 12.1% of the issued and outstanding shares of Common Stock of Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: The foregoing beneficial ownership percentages reported in this Item 5 are based on 5,350,183 shares of the Issuer's Common Stock issued and outstanding as of November 6, 2025, based on information reported by the Issuer in the Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, and filed with the Securities and Exchange Commission (the SEC) on November 13, 2025.
Transactions in the class effected during the past sixty days: See Rows 7-10 of the cover page for information regarding the power to vote or direct the vote and the power to dispose or direct the disposition of the shares of Common Stock by each of the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: All the transactions involving shares of Common Stock effected during the past sixty (60) days by any of the Reporting Persons, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference. Except as otherwise noted below, all such transactions were purchases and sales of shares of Common Stock effected in the open market, and the table includes commissions paid in per share prices.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Persons.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Schedule A
2. Joint Filing Agreement

## Signatures
- Galkin Vladimir: Vladimir Galkin, Individual (01/02/2026)
- Galkin Angelica: Angelica Galkin, Individual (01/02/2026)